Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Employees

What was announced today?

LAN and TAM today announced that they have entered into a non-binding Memorandum of Understanding (MOU) to combine their holdings under a single parent entity, creating a new world-class Latin American airline group that would be better able to serve customers across the continent and around the world.

This combination is about the future of Latin American aviation. We would be able to offer service to Europe, North America and beyond and would have the ability to launch new flights to places neither airline could on a standalone basis. Importantly, we believe the combination would contribute to the economic growth of Latin America.

Will this announcement have any impact on my job today?

Until the combination is completed, it will be business as usual for both companies.  LAN and TAM will continue to operate as distinct airlines and independent brands, and LAN and TAM will continue to codeshare on select flights.

As we do every day, we should all focus on continuing to deliver the great service our customers have come to expect, with safety as our first priority.

Will employee jobs be impacted once the combination is completed?

We believe employees would benefit from enhanced career opportunities and faster growth as a result of the combination.  The scale and diversity of the new carrier would help promote stability and financial health, benefiting all stakeholders, including employees.

The route networks of LAN and TAM have very little overlap and in most stations, there would be no changes as a result of the combination.

It is important to keep in mind that the combination would position the company for long-term growth. The combined airlines would have more than 200 aircraft scheduled for future delivery.  This future growth would require the support of our valuable employees, who would have the opportunity to experience new and exciting roles and career opportunities throughout our combined global network.

What would the combined company be called?  Where would the combined company be located?

The combined airline group would be called LATAM Airlines Group.  Both LAN and TAM would keep their existing headquarters.

We understand and value both of the LAN and TAM brands as they exist today, and we all take pride in being part of our respective airlines.  As such, LAN and TAM would continue to operate under their own brands, within LATAM.

Would our corporate culture change?

No - We are very proud of the company cultures that exist today at both LAN and TAM.  We believe this combination would allow for the preservation of the values and cultures of both companies.  Both the LAN and TAM families are dedicated to preserving the identities of their individual airlines.

Furthermore, we would have the opportunity to share our culture and ideas with each other, and to work together towards our common goal of creating a leading global airline group that would be able to compete effectively with other leading carriers.

Would the new company hire more employees in the years to come?

Both LAN and TAM believe that new growth enabled by the transaction would result in more opportunities for both companies’ employees, while fostering economic development and job growth in the home countries of the group’s airlines and the countries they serve.

How would unions be impacted by the combination?

There would be no change to union contracts or representation as a result of the business combination.  Pilots and flight attendants would continue to be based in their respective countries and would continue to be represented by their local unions. This applies to employees throughout the organization.

Would LAN and TAM continue to fly all of their routes?

LATAM would maintain all existing routes of both airlines.  The combined airline group would provide passenger and cargo operations to more than 115 destinations in 23 countries.

Would the company combine Operations Control, Reservations, Flight Training and Maintenance facilities? Where would they be located?

We don’t have answers to that kind of detail yet. We have announced that headquarters would remain in Santiago and Sao Paulo and also made a commitment that we would maintain the existing routes of both airlines.

What would be the plan to integrate the LAN and TAM workforces? When would that happen?

While LAN and TAM would remain distinct and independent airlines until closing, LAN and TAM would oversee an integration planning committee comprised of senior leadership from both companies, which would work to develop a detailed and thoughtful integration plan to make the post-closing integration as efficient as possible.

I’m involved in a major strategic project at LAN/TAM. Will my project continue?

In the short term, projects will continue as planned. We have work to do to align the many strategic initiatives across both companies. We will work together with project leaders to create a joint plan going forward and provide updates as we work through this process.

Would there be changes to my compensation and benefits as a result of the combination?

There will be no immediate changes to compensation and benefits directly as a result of the transaction. Employees changing positions as a result of position realignment or standardization of pay could experience a change related to compensation and benefits.  This will unfold as we go forward, and we plan to keep you fully informed as the process evolves.

Would I need to relocate?

Keep in mind that until the combination is completed, it will be business as usual.  Because both LAN and TAM would retain separate headquarters, we expect any need for relocation would be minimal.  We will continue to keep you updated as the combination progresses.

What would happen to employee travel benefits?

We would work to develop a unified set of rules regarding employee flight for the combined company, the details of which have yet to be defined.  We plan to update you as soon as an employee flight program has been established.

What uniforms would we wear?

Because LAN and TAM would retain their separate brands, we would expect the uniforms to remain as they do today, along with respective LAN and TAM brand, colors and logos.

Would the combination be permissible given current foreign ownership restrictions?

The combination would comply with all foreign ownership and control requirements.

What would happen with our fleet plan?  Would we have both A350s and 787s?

LAN and TAM fleets are very similar, which is an important advantage. We both fly A320 and A340 family aircraft, in addition to the 767. We would grow faster and would possibly need to increase our aircraft orders as a result of the combination. Everything would be analyzed carefully by both companies and decisions would be made on the basis of what is best for the combined company.

What would happen to TAM Mercosur?

Nothing will change in the short term. TAM Mercosur would benefit greatly from this transaction because intraregional flying is expected to grow substantially. We would start planning how to integrate TAM Mercosur. Everything would be analyzed carefully and decisions would be made on the basis of what is best for the combined company.

What would happen to Pantanal? To the Brazilian regional market?

Nothing will change in the short term. Our increased scale would allow us to reach more cities. Our plans for the domestic Brazilian market, including for medium density routes, would not be impacted by the transaction. We would expand our intraregional network possibly into medium density routes as well.

Will our customers see any changes to our service right now as a result of today’s announcement?

No. Until the transaction closes, both LAN and TAM will continue to operate independently, as separate carriers.  For both carriers, this means focusing on providing our customers with the safe, reliable, convenient service they expect from us.

Following the close of the transaction, we believe passengers would benefit from an increase in flights, destinations, and connections. The combined carrier would allow for seamless travel throughout the region and beyond. Frequent flyer program members would be able to earn and redeem miles on more flights, and would be able to earn miles through more partners than ever before.

Forward Looking Statements

This document contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This document relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination. This document is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN, through Gisela Escobar Koch, at 56-2-565-3944 or by e-mail at gisela.escobar@lan.com, or to TAM through Jorge Helito, at 55-11-5582-9715 or by e-mail at jorge.helito@tam.com.br.